ELINE ENTERTAINMENT GROUP, INC.

P.O. BOX 26496

SCOTTSDALE, AZ 85255

602.793.8058

September 21, 2022

Division of Corporation Finance

Office of Real Estate & Construction

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Eline Entertainment Group, Inc.
Form 10-12(g)
File No. 000-30451
Filed August 24, 2022

Dear Mr. Costello

Set forth below is the response for Eline Entertainment Group, Inc. a Wyoming corporation (“EEGI “we,” “us,” “our” or the “Company”), to the comments received from you, the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “SEC”) by emailed letter, dated September 16, 2022, with respect to our Form 10-12(g), filled on August 24, 2022.

Registration Statement on Form 10-12G filed August 24, 2022

General

1. Please reconcile references throughout your registration statement to your officers, directors, executive officers, and management with your disclosure in Item 5 that you have only one individual serving as director, officer, and executive officer.

Response:

Disclosures have been revised throughout the registration statement.

Item 1. Business, page 1

2. We note the statement on page 1 that "we are actively pursuing a viable merger candidate." Please expand upon this disclosure to discuss the current status of any negotiations or discussions regarding a potential business combination.

Response:

The following language was inserted:

At this time, we have not entered into any agreements with a merger candidate and have no viable potential business combination in place.

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Item 4. Security Ownership of Certain Beneficial Owners and Management, page 15

3. Please revise your beneficial ownership table to clearly indicate the beneficial owner and natural person with dispositive voting power for Small Cap Compliance, LLC. Refer to Item 403 of Regulation S-K. Based upon disclosure elsewhere in the registration statement, it appears Ms. Keaveney is the control person for Small Cap Compliance, LLC. If so, please revise her ownership information to also include the shares held beneficially through Small Cap Compliance, LLC.

Response:

The language was revised.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of Class

Small Cap Compliance, LLC	1 Preferred D Shares	100%
*Rhonda Keaveney, is the sole owner of Small Cap Compliance, LLC and only officer and director of EEGI	20,000,000 Restricted Common Shares	.002%
PO Box 26496
Scottsdale, AZ 85255

Christopher Davies	600,000,000 Restricted Common Shares	.07%

4. We note that the preferred D shares have voting rights with the common stock and that "if at least one share of Series D Stock is issued and outstanding, then the total aggregate issued shares of Series D Stock at any given time, regardless of their number, shall have voting rights equal to 20 times the sum of (i) the total number of shares of Common Stock which are issued and outstanding at the time of voting, and (ii) the total number of shares of any class of Preferred stock which are issued and outstanding at the time of voting, and (iii) divided by the total number of Series D Stock which are outstanding at the time of voting." Please revise the beneficial ownership table to clearly reflect the voting control of the one share of preferred D stock. In addition, please reconcile the terms of the voting rights with the disclosure in footnote 4 to the financial statements.

Response:

The Series D stock wasn’t created until 2022 and the voting rights are reflected in Note 6, Subsequent Events.

The following language was revised in Item 4:

**if at least one share of Series D Stock is issued and outstanding, then the total aggregate issued shares of Series D Stock at any given time, regardless of their number, shall have voting rights equal to 20 times the sum of (i) the total number of shares of Common Stock which are issued and outstanding at the time of voting, and (ii) the total number of shares of any class of Preferred stock which are issued and outstanding at the time of voting, and (iii) divided by the total number of Series D Stock which are outstanding at the time of voting.

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Item 5. Directors and Executive Officers, page 16

5. Please expand upon the business experience during the past five years of Ms. Keaveney and Small Cap Compliance, LLC, including prior and current involvement with blank check companies. Please disclose their prior performance history with such companies, including:

• The company's name;

• Their relationship with the company;

• Whether the company has engaged in a business combination;

• Whether the company registered any offerings under the Securities Act; and

• Whether any transaction resulted in termination of their association with any blank check or shell company, including the date of such transaction, the nature and dollar amount of any consideration received, the amount of any retained equity interest, and the identity of any successor entity.

In addition, please discuss the specific experience, qualifications, attributes or skills that led to the conclusion that Ms. Keaveney should serve as a director, as required by Item led to the conclusion that Ms. Keaveney should serve as a director, as required by Item 401(e) of Regulation S-K.

Response:

The following language was revised under Item 5 and Item 7 and an exhibit added that details Ms. Keaveney’s custodian companies. The exhibit listing details of each company is in accordance with 401(g) of Regulation S-K.

Rhonda Keaveney has been appointed as custodian to many companies in the states of Nevada, Wyoming, Colorado and Florida. As custodian, Ms. Keaveney, through her company, Small Cap Compliance, LLC has rehabilitated many companies, including RYNL. The only potential conflict in working with, and acting as officer and director, of multiple companies is the amount of time Ms. Keaveney has to spend on the daily operations of each company. The companies have no operations and Ms. Keaveney reinstates each company with its state of domicile, files Form 10s or OTC Markets financial statements, pays certain outstanding company bills and searches for a suitable merger candidate or business combination for each company. The potential for conflict is low. See Exhibit 3.5 for custodian company details.

6. Please provide disclosure of the conflicts of interest that you have, specifically identifying the business involvements of Ms. Keaveney and Small Cap Compliance, LLC that present a conflict of interest with this company and discussing the risks to investors.

Response:

The following language was revised:

The potential for conflict is low but not zero. Ms. Keaveney acts as custodian with certain duties that must be fulfilled as stipulated in the court order. Ms. Keaveney does not employ any investor relations firms to promote any of her custodian companies and focuses on making each company compliant with relevant regulatory agencies. The investors should be aware that Small Cap Compliance, LLC is the majority shareholder for each custodian company and Ms. Keaveney is the only officer, director and executive director for each company, including EEGI. The companies have been abandoned and the stock is illiquid. The investors could lose some or all of their investment due to these factors.

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Item 6. Executive Compensation, page 16

7. We note the disclosure that there was no direct compensation. Please disclose all compensation, direct and indirect, as required by Item 402(m)(1) of Regulation S-K. We note that Small Cap Compliance, LLC, controlled by Ms. Keaveney, was compensated for its role as custodian.

Response:

The following language was revised:

Small Cap Compliance, LLC was appointed custodian in 2022 and compensated in stock for custodian services and payment of company debt in the amount of 1 share of Preferred D Stock and 10,000,000 shares of Restricted Common Stock. Small Cap Compliance, LLC is owned by Ms. Keaveney, the only officer, director and executive officer of EEGI. There has been no additional compensation.

Item 10. Recent Sale of Unregistered Securities, page 17

8. Please revise to disclose all recent sales of unregistered securities and the information required by Item 701 of Regulation S-K. This would include the securities issued to Ms. Keaveney and Small Cap Compliance, LLC.

Response:

The following language was revised:

Small Cap Compliance, LLC was appointed custodian in 2022 and compensated in stock for custodian services and payment of company debt in the amount of 1 share of Preferred D Stock and 10,000,000 shares of Restricted Common Stock on May 25, 2022. Small Cap Compliance, LLC is owned by Ms. Keaveney, the only officer, director and executive officer of EEGI.

These shares were issued under Section 4(a)(2) of the Securities Act of 1933.

Series D Stock is convertible as follows:

If issued and outstanding, then the total aggregate issued shares of Series D Stock at any given time, regardless of their number, shall have voting rights equal to 20 times the sum of (i) the total number of shares of Common Stock which are issued and outstanding at the time of voting, and (ii) the total number of shares of any class of Preferred stock which are issued and outstanding at the time of voting, and (iii) divided by the total number of Series D Stock which are outstanding at the time of voting.

Item 7. Certain Relationship and Related Transactions, and Director Independence, page 17

9. We note your statement here that "the custodianship has not been discharged as of this disclosure." Please reconcile this disclosure with the Order Discharging and Dismissing the Receivership dated July 29, 2022 filed as Exhibit 10.1.

Response:

The following language was revised:

The custodianship was terminated. See Order Discharging and Dismissing the Receivership dated July 29, 2022 filed as Exhibit 10.1.

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10. Please revise to clearly disclose the expenses paid by the Custodian on behalf of the company, as discussed on page 2. Please disclose whether such amounts were provided as a loan, and if so provide the disclosure required by Item 404(a)(5) of Regulation S-K.

Response:

The following language was revised:

The Custodian paid the following expenses on behalf of the company:

Wyoming Secretary of State for reinstatement of the Company, $188

Transfer agent, Signature Stock Transfer, Inc., $850

Amended and Restated Articles of Incorporation for the Company, $175

Audit expenses, $17,500

The expenses paid were not provided as a loan.

Exhibits

11. We note that Exhibit 10.4 are articles of amendment for Influential Media Holdings, Inc. Please clarify for us the connection between that entity and the registrant.

Response:

The following language was revised:

Exhibit 10.4 has been removed, no connection to the registrant.

If you have any questions or comments concerning this response, please call Rhonda Keaveney, our company consultant, at (602) 793 -8058 or email Ms. Keaveney at rhonda8058@gmail.com.

Sincerely,

Eline Entertainment Group, Inc.

By:	/s/ Rhonda Keaveney
Rhonda Keaveney
Chief Executive Officer

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